UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 6, 2024

Date of Report: (Date of earliest event reported)

Oncolyze, Inc.

(Exact name of issuer as specified in its charter)

Delaware	42-2994859
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

845 UN Plaza, 61b

New York, NY 10017

(Full mailing address of principal executive offices)

917-670-5933

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series A Preferred Stock

Item 1. Fundamental Changes

Merger

On February 6, 2024, Oncolyze, Inc. (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Company and VAXANIX BIO, LTD (“Parent”), a Nevada corporation, and Vaxanix Bio Acquisition Corp. IV, a Nevada corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), pursuant to which the Company will merge with and into Merger Sub, with Parent wholly owning the Merger Sub after such merger and the separate existence of the Company will cease (the “Merger”). Unless otherwise defined in this Current Report on Form 1-U, capitalized terms used in this report have the meanings set forth in the Merger Agreement, as copy of which is filed as Exhibit 7.1 to this report.

The Merger is subject to several closing conditions that must be met prior to the consummation of the Merger, including the Merger must be approved by the stockholders of both Parent and the Company prior to closing the Merger, and among other things, provides that the Parent will not issue any securities to non-accredited securityholders of the Company and will, in lieu thereof, make a cash payment at closing equal to the initial purchase price of the Company securities issued to such non-accredited securityholders plus simple interest thereon calculated from the date of such issuance until the closing at the rate of 10% per annum.

Upon consummation of the Merger, holders of the Company’s outstanding securities, including, among others, the Company’s common stock, par value $0.001 per share, the Company’s preferred stock, par value $0.001 per share, and options to purchase shares of the Company’s common stock, who are accredited investors will be entitled to receive securities of Parent,and potential contingent consideration, as determined in accordance with the Merger Agreement at Closing. Pursuant to the terms of the Company’s Series A Preferred Stock, par value $0.001 per share, as set forth in the Amended and Restated Certificate of Incorporation of the Company, the board of directors and a majority of the stockholders of the Company have determined that non-accredited securityholders of the Company will receive a return of their original invested funds, plus 10% interest, which return on investment the Company’s board of directors, in its good faith business judgement, believes is fair given the uncertain value of the Parent securities obligated to be issued as Merger Consideration at closing and the uncertainty of receipt of any additional Merger Consideration, that would otherwise to allocable to non-accredited securityholders of the Company.

The Merger Agreement has been approved and declared advisable by the respective boards of directors of the Company, Parent and Merger Sub and such respective boards of directors or company managers have determined that the Merger is in the best interests of the stockholders or interest holders of their respective companies.

Item 6. Changes in Control of Issuer

The information required by this Item 6 is contained in Item 1 and is incorporated by reference herein.

Item 8. Certain Unregistered Sales of Equity Securities

The information required by this Item 8 is contained in Item 1 and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description of Exhibit
7.1	Agreement and Plan of Merger, dated February 6, 2024, by and among Oncolyze, Inc, VAXANIX BIO, LTD. and Vaxanix Bio Acquisition Corp. IV.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONCOLYZE, INC.

By:	/s/ Steven J. Evans
Name:	Steven J. Evans
Title:	Chief Executive Officer

Date:	February 29, 2024